U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 FORM 10-SB/12G


    General Form for Registration of Securities of Small Business Issuers Under
           Section 12(b) or (g) of the Securities Exchange Act of 1934


                         UNLIMITED COATINGS CORPORATION
                         ------------------------------
                         (Name of Small Business Issuer)


                 NEVADA                            88-0225318
                 ------                            ----------
        (State of Incorporation)     (IRS Employer Identification Number)


                  601 CIEN STREET, SUITE 235, KEMAH, TX 77565
                  -------------------------------------------
          (Address of Principal Executive Offices including Zip Code)


                                 (281) 334-9479
                                 --------------
                          (Issuer's Telephone Number)


       Securities to be Registered Under Section 12(b) of the Act of 1934:

                                      None

                                (Title of Class)

       Securities to be Registered Under Section 12(g) of the Act of 1934:

                          Common Stock, $.001 par value

                                (Title of Class)

                                     Part  I                            Page No.

Item  1.  Description  of  Business                                         2
Item  2.  Management's  Discussion  and  Analysis                           9
Item  3.  Description  of  Property                                        10
Item  4.  Security  Ownership of  Certain Beneficial Owners
          and Management                                                   11
Item  5.  Directors, Executive Officers, Promoters and Control Persons     11
Item  6.  Executive  Compensation                                          13
Item  7.  Certain  Relationships  and  Related  Transactions               13
Item  8.  Description  of  Securities                                      13

                                    PART II

Item  1.  Market for Common Equity and Related Stockholder Matters         15
Item  2.  Legal  Proceedings                                               16
Item  3.  Changes  In  and  Disagreement  with  Accountants                16
Item  4.  Recent  Sales  of  Unregistered  Securities                      16
Item  5.  Indemnification  of  Directors  and  Officers                    16

                                    PART F/S

Financial  Statements                                                     F-1

                                    PART III

Item  1.  Index  to  Exhibits                                              17
Item  2.  Description  Exhibits                                            17

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

Some of the statements contained in this registration statement on Form 10-SB/12g of Unlimited Coatings Corporation discuss future expectations, contain projections of our plan of operation or financial condition or state other forward-looking information. In this registration statement, forward-looking statements are generally identified by the words such as "anticipate", "plan", "believe", "expect", "estimate", and the like. Forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results or plans to differ materially from those expressed or implied. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. Important factors that may cause actual results to differ from projections include, for example:

- the success or failure of management's efforts to implement the Company's plan of operation;

- the ability of the Company to raise sufficient capital to meet operating expenses;

- the ability of the Company to compete with other companies that have a similar plan of operation;

-    the effect of changing economic conditions impacting our plan of operation;

- the ability of the Company to meet the other risks as may be described in future filings with the SEC.

Unlimited Coatings
------------------

Unlimited Coatings Corporation, a Nevada corporation (hereinafter the "Company", the "Registrant" or "UCCD"), is publicly traded on the pink sheets under the symbol UCCD. The Company was incorporated under the name Jack Hammer Enterprises, Inc. on August 18, 1986 and in January 1992 changed its name to International Art Services, Inc and in March 1992 to Integrated Art Services, Inc. The Company changed its name to Worldwide Collectibles, Inc. in March 1993, which name was changed in July 1999 to World Wide Net, Inc. In May 2001 the Company's name was changed to Unlimited Coatings Corporation. The Company is a 81.6% owned subsidiary of American International Industries. Inc., a reporting public company under the Exchange Act with its shares subject to quotation on the OTCBB under the symbol AMIN.

Acquisition and Disposition of Marald
-------------------------------------

Effective January 1999, American International Industries, Inc. purchased all of the capital stock of Marald, Inc. Merald was engaged in the business as a distributor of specialty chemicals to the automotive after-market and spray-on bed-liners for trucks. Marald also marketed specialty chemicals, including rust proofing, undercoating, fabric protectants, fuel additives, and performance enhancement chemicals related to the automotive after-market. American International Industries, Inc. acquired Marald in exchange for 35,000 restricted shares of American International Industries's common stock. This transaction was accounted for by American International Industries as purchase and was valued at approximately $652,000, based upon the market price of $0.19 per share of American International's common stock.

In May 1999, American International Industries. Inc. purchased a 20% equity interest or 400,000 restricted shares (adjusted for stock splits) in the Registrant then known as World Wide Net, Inc. for a total of $300,000. At the date of the transaction, the Registrant was an inactive, non-operating public company, with its shares subject to quotation on the pink sheets having only nominal assets. Subsequent to the acquisition of the equity interest in UCCD, American International Industries transferred its 100% ownership interest in Marald, Inc., d/b/a Unlimited Coatings, to the Registrant.

On September 12, 1999, American International acquired an additional 3,100,000 restricted shares (adjusted for stock splits) of UCCD resulting in an equity interest of 60.80% in UCCD, in exchange for 100% of the shares of Modern Film Effects, Inc., d/b/a Cinema Research Corporation that was wholly-owned by American International Industries. As a result of the acquisition of the 3,100,000 restricted shares in UCCD in September 1999, American International Industries consolidated UCCD's financial statements into the financial statements of American International Industries as of September 30, 1999.

During 2000, American International Industries increased its equity interest in UCCD to 87.4% as a result of its transfer of 100% of the shares of Marald, Inc. d/b/a Unlimited Coatings to UCCD. The consolidated financial statements of American International Industries for its fiscal years ended December 31, 2000 and 2001 include UCCD.

UCCD's offices are maintained at the executive offices of American International Industries, 601 Cien Street, Suite 235, Kemah, Texas 77565. At present there are no operations conducted by UCCD. In October 2003, as a result of a 1 for 28 share recapitalization, the Registrant's symbol was changed from UCCC to UCCD.

Effective June 5, 2002, UCCD sold 100% of its equity interest in Marald, Inc. for total consideration of $725,000. The $725,000 consideration consisted of $225,000 in cash and one long-term note of $300,000 and a second long-term note of $300,000. UCCD recorded a $100,000 valuation reserve due to a note provision allowing satisfaction by a payment of $200,000 for early retirement of the note, and recorded a loss on the sale in the amount of $179,608, based upon UCCD's basis at June 5, 2002. Prior the divestiture, Marald, Inc. had annual sales of approximately $2,900,000 and operating income of approximately $113,000 in 2001.

Former Business Operations of Unlimited Coatings
------------------------------------------------

The description under this subheading relates to the former business operations of Marald/Unlimited Coatings until it divested such business operations in June 2002. Its present plan of operation is to seek new business opportunities or enter into a business transaction, which is described under subheading "New Business Objectives of the Company".

Marald was in the business of distributing special polyurethane chemicals, coatings and spray-on equipment for pickup truck beds, which was Marald's primary target market. During the period that UCCD owned Marald, Maralds business objective was to expand its business operations and to achieve a presence in the southwestern markets of the United States.

The  Specialty  Chemicals  Market
---------------------------------

The primary target for Marald's pick-up bed liners were the pickup truck/auto dealers, which dealers sell liners as part of the accessory package at the point of sale of the truck, and can be included as part of the financing package. Other targets for Marald included leasing companies that serviced large fleet customers and local accessory installers. The former potential fleet customers of Marald included businesses with delivery services such as soft drink distributors, construction companies, and lawn care services.

Marald sold and distributed special polyurethane chemicals and coating products that were used in a wide range of products with applications in numerous categories, including

- Automotive: Automotive applications include primers and top coats, body sealants, structural adhesives and interior and exterior trim adhesives.

- Industrial: Typical industrial applications include corrosion resistant industrial coatings, general assembly adhesives, fire-retardant textile coatings, coatings for electronic components, industrial lamination adhesives and spray-on- bed-liners for trucks.

- Consumer. Consumer applications include various consumer-applied adhesives such as chemicals, rust proofing, fabric protectants and fuel additives.

- Construction. Typical construction applications include contractor-applied architectural coatings, joint sealants and flooring and roofing adhesives.

- Packaging. Packaging applications include portion packaging and flexible consumer packaging films and foils, seam sealers and container coatings.

- Aerospace. Aerospace applications include commercial, military and general aviation coatings, composite bonding adhesives and structural epoxies.

The market of distributing special polyurethane chemicals and coatings in the U.S. is highly fragmented. We believed that a significant majority of Marald's competition were small and regional distributors. While smaller companies have successfully competed in market niches, the industry is expected to consolidate as companies seek to enhance operating efficiencies in sales and marketing, distribution, production and administrative overhead. Larger specialty chemicals distributor also benefit from a greater diversification of end-use applications, customers, technologies and geography, reducing the impact of industry or regional cyclicality.

Competition  in  the  Specialty  Chemicals  Market
--------------------------------------------------

Some of Marald's competitors were larger companies had greater financial resources and were less leveraged than Marald. As a result, UCCD's former competitors may have been better able to withstand a change in market conditions within the specialty chemical and coating industry throughout the economy as a whole. UCCD believes that these competitors would be able to maintain significantly greater operating and financial flexibility than Marald could.

Marald did not have independent sources of information regarding the truck bedliner market. However, competition in the spray on truck bedliner market was highly concentrated among a small number of suppliers. Marald's management believed that there were four primary competitiors - Rhino Linings, Linex, Permatech and Arma Coating. The rest of the market was fragmented among several start-up companies, who in the opinion of Marald's management, had inferior products, application equipment and/or technique. All spray application competitors combined have captured no more than 10% of the new truck market and 5% of the used truck market. However, there were not many barriers to enter the spray-on- truck liner market or special polyurethane chemicals market.

Distribution  Methods  of  Marald's  Products  and  Services
------------------------------------------------------------

UCCD, through Marald, was operating an extensive distribution and marketing network for its products and services. This network consisted of a direct sales force as well as independent agents and distributors. This network worked closely with Marald's customers to satisfy existing product needs and to identify new product opportunities. Marald's sales efforts were complemented by technical support staff, who worked together with the sales force to identify new products based on customer needs. Marald augmented its sales and marketing coverage through a network of distributors and independent agents who specialized in particular areas. This specialization allowed Marald's products and services to gain access to a broader range of distribution channels and end users and further strengthened our awareness level.

Marald's sales and marketing efforts and customer relationships were enhanced by the numerous customer-specific applications Marald had developed. These applications typically resulted in significant time savings for Marald's customer and strengthened Marald's strong competitive position for certain products and solutions.

Over the years, Marald had focused its distribution efforts on high performance, environmentally safe products. These effort had led to a broad range of the distribution of Marald's products, including - reactive epoxy liquid used as structural bonding adhesive in truck bed assembly; and - advanced toughened epoxy systems used to bond plastics, composites and metals in automotive industry.

As a result of the extensive competition and the declining operating margins, UCCD determined to divest itself of Marald in 2002.

New Business Objectives of the Company
--------------------------------------

While UCCD had net income of $113,000 in 2001 from Marald, the Company determined that it was in the Company's best interests to divest its Marald operations. The Company determined that it would reallocate its cash resources to seeking new business opportunities, which efforts the Company believes to be in the best interest of the shareholders.

As the result of the divestiture of Marald in June 2002, UCCD has no present business operations. We have redirected our efforts and resources to seeking potential new business opportunities or business transactions with other companies. We do not intend to limit ourselves to a particular industry and have not established any particular criteria upon which we shall base our determination to consider and proceed with a business opportunity.

Our control shareholder American International Industries, Inc., owns 16,311,280 restricted shares of common stock or 81.56% of our issued and outstanding shares. If we pursue our plan of acquiring another business or pursue another business opportunity, American International Industries would have substantial flexibility in identifying and selecting a prospective business and the Company would not be obligated nor do we intent to seek pre-approval by our unaffiliated shareholders of any acquisition of an interest in a new business opportunity. Under the laws of the State of Nevada, the consent of holders of a majority of the issued and outstanding shares, acting without a shareholders meeting, can approve an acquisition of a new business.

As a result, we would be entirely dependent on the judgment of management and American International Industries in connection with the target company selection process. In evaluating a prospective business opportunity, we would consider, among other factors, the following: (i) costs associated with effecting a transaction; (ii) equity interest in and opportunity to control the prospective candidate, if any; (iii) growth potential of the candidate; (iv) experience and skill of the candidate's management and other personnel; (v) capital requirements of the acquired business; (vi) the prospective candidate's competitive position; (vii) stage of development of the business opportunity;
(viii) degree of current or potential market acceptance of the business, its products or services; (ix) proprietary assets; (x) the availability of audited financial statements of any potential business opportunity; and (xi) the regulatory environment that may be applicable to any prospective business.

The foregoing criteria are not intended to be exhaustive and any evaluation relating to the merits of any business opportunity would be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by management in connection with effecting prospective new business opportunities. In connection with an evaluation of a prospective or potential business opportunities, management, with the possible assistance of an independent investment banking firm, or third party consultants, may consider to conduct a due diligence review.

The time and costs required to pursue new business opportunities or to seek to acquire other businesses, which includes negotiating and documenting relevant agreements and preparing requisite documents for filing pursuant to applicable Federal securities laws and state "blue sky" and corporation laws, have not been ascertained with any degree of certainty, and may be extensive.

Management does not intend to devote full time the Company, but does intend to devote an appropriate portion of its time to our affairs and, accordingly, the length of time required for the pursuit and negotiations related to any new business opportunities is uncertain. However, management will devote such time as it deems reasonably necessary to carry out our business affairs including our pursuit of business opportunities necessary to commence operations, although no assurance can be made that we will be successful in our efforts. We cannot project the percentage of management time that it will actually devote to the Company's business and affairs.

If we decide to enter into a business combination, Federal and state tax laws and regulations have a significant impact upon the structuring of a business combination. We will evaluate the possible tax consequences of any prospective business combination and will endeavor to structure a business combination so as to achieve the most favorable tax treatment to our shareholders and us. There can be no assurance that the Internal Revenue Service or state tax authorities will ultimately agree with our tax treatment of a potential business combination. To the extent the Internal Revenue Service or any relevant state tax authorities ultimately disagree with our proposed tax treatment and in fact prevail in recharacterizing the tax treatment of a business combination, there may be adverse tax consequences to our shareholders and us. Tax considerations as well as other relevant factors will be evaluated in determining the precise structure of a potential business combination, which could be effected through various forms of a merger, consolidation or stock or asset acquisition.

Following the effective date of this registration statement under the Exchange Act we will became a reporting company under the Exchange Act. We will become subject to the reporting requirements under the Exchange Act, including the requirement to file quarterly reports and annual reports, with the SEC and such other reports as are required under the Exchange Act. Pursuant to Section 13 and 15(d) of the Exchange Act, in the event significant acquisitions take place, we will also be required to file reports with the SEC which will include certified financial statements for the acquired company for the last two fiscal years. Consequently, acquisition prospects that do not have or are unable to obtain the required certified financial statements will not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

After the effective date of this registration statement, the Company may be obligated to file with the SEC an Information Statement on Schedule 14C under the Exchange Act with respect to a material acquisition including disclosure regarding an acquired company's business and audited financial statements.

We may acquire a company or business by purchasing, trading or selling the securities of such company or business. However, we do not intend to engage primarily in such activities. Specifically, we intend to conduct our activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940, and therefore avoid application of the costly and restrictive registration and other provisions of the Investment Company Act of 1940 and the regulations promulgated thereunder.

Various impediments to an acquisition of a business or company or a merger may arise such as appraisal rights afforded to the shareholders of a prospective acquisition under the laws of the state under which the prospective business is organized. This may prove to be deterrent to a particular business combination.

Selection of a Target Business and Structuring of a Business Combination.
-------------------------------------------------------------------------

At present American International Industries owns 81.56% of our issued and outstanding shares. As a result, American International Industries will have substantial flexibility in identifying and selecting a prospective target business. We will be almost entirely dependent on the judgment of management and American International Industries in connection with the selection of a target business. In evaluating a prospective target business, we will consider, among other factors, the following: (i) costs associated with effecting a transaction;
(ii) equity interest in and opportunity to control the prospective candidate, if any; (iii) growth potential of the candidate; (iv) experience and skill of management and availability of additional personnel; (v) capital requirements that may be necessary; (vi) the prospective candidate's competitive position;
(vii) stage of development of the business opportunity; (viii) degree of current or potential market acceptance of the business, its products or services; (ix) proprietary assets such intellectual property; (x) the availability of audited financial statements of any potential business opportunity; and (xi) the regulatory environment that may be applicable to any prospective business.

The foregoing criteria are not intended to be exhaustive and any evaluation related to the merits of a particular target business will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by management in connection with effecting a business transaction. In connection with its evaluation of a prospective target business, management, with the possible assistance of an independent investment banking firm or third party consultants, anticipates that it will conduct a due diligence review which will encompass, among other things, meeting with incumbent management and inspection of their facilities, as well as a review of financial, legal and other information which will be made available to us.

The time and costs required to select and evaluate a target business (including conducting a due diligence review) and to structure and consummate the business combination (including negotiating relevant agreements and preparing documents for filing under the applicable securities laws) cannot presently be ascertained with any degree of certainty. Management intends to devote only a small portion of their time to the our affairs and, accordingly, consummation of a business combination may require a greater period of time than if our management devoted their full time to our affairs. However, management will devote such time as they deem reasonably necessary to carry out our business objective and affairs, including the evaluation of potential target businesses and the negotiation of a business combination. As a result, the amount of time devoted to our business and affairs may vary significantly depending upon, among other things, whether we have identified a target business or are engaged in active negotiation of a business combination.

We anticipate that various prospective target businesses will be brought to our attention from various sources, including broker-dealers, investment bankers, venture capitalists and other members of the financial community and affiliated sources, including, possibly, our executive officers, directors and their affiliates. We may also engage the services of professional firms that specialize in finding business acquisition candidates, in which event we may agree to pay a finder's fee or other compensation. We will not advertise nor utilize promoters to seek new business opportunities or prospective target businesses. We will not publish advertisements in financial or trade publications seeking potential business acquisitions.

As a general rule, Federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. We will evaluate the possible tax consequences of any prospective business combination and will endeavor to structure a business combination so as to achieve the most favorable tax treatment to us, the target business and their respective shareholders. There can be no assurance that the Internal Revenue Service or relevant state tax authorities will ultimately agree with our tax treatment of a particular consummated business combination. To the extent the Internal Revenue Service or any relevant state tax authorities ultimately disagree with our proposed tax treatment and in fact prevail in recharacterizing the tax treatment of a business combination, there may be adverse tax consequences to us, the target business and their respective shareholders. Tax considerations as well as other relevant factors will be evaluated in determining the precise structure of a particular business combination, which could be effected through various forms of a merger, consolidation or stock or asset acquisition.

Conflicts  of  Interest
-----------------------

Management is not required to commit their full time to our affairs and it is likely that they will not devote a substantial amount of time to our affairs. As a result, the consummation of a business combination may require a greater period of time than if they would devote their full time to our affairs. However, our management may allocate such time as they deem reasonably necessary in their sole discretion to conduct our business and affairs, including the evaluation of potential target businesses and the negotiation and consummation of a business combination. Our officers and directors may also serve from time to time as officers and directors of other reporting companies. As a result, the amount of time devoted to our business and affairs may vary significantly, depending upon, among other things, whether we have identified a target business or are engaged in active negotiation and consummation of a business combination. Management on a continuing basis intends to evaluate candidates for a potential business combination. In the future, management may become associated or affiliated with entities engaged in business activities similar to those we intend to conduct, including seeking potential business combinations. In such event, management may have conflicts of interest in determining to which entity a particular business opportunity should be presented. In general, officers and directors of a corporation incorporated under the laws of the State of Nevada are required to present certain business opportunities to such corporation. Accordingly, as a result of multiple business affiliations, management may have similar legal obligations to present certain business opportunities to multiple entities. There can be no assurance that any conflicts will be resolved in our favor. Further, management does not intend, and the Company shall not enter into any transaction with any target business that is affiliated with management.

                                  RISK FACTORS

The following important factors, among others, could cause actual results or plans to differ from those indicated in forward-looking statements made in this document.

LIMITED  RESOURCES;  NO  PRESENT  SOURCE  OF  REVENUES.

At present, we have no business operations and our business activities are limited to seeking potential business opportunities. Our historical financial information contained in this registration statement is of limited value to potential investors in evaluating any investment in our securities. Due to our financial and personnel resources, there is only a limited basis upon which to evaluate our prospects for achieving our intended business objective of a business combination. We have only limited resources and have no operating income, revenues or cash flow from operations. American International Industries, the Registrant's control shareholder, is providing the Company with limited funding, on a as needed basis, necessary for us to continue our corporate existence, pay our audit fees, related administrative expenses and pursue our objective of new business opportunities, as well as funding the costs of becoming a reporting company under the Exchange Act. American International Industries has not agreed in writing to provide any interim financing for any period. In addition, we will not generate any revenues unless and until we enter into a new business or acquire an entity that generates revenues, of which there can be no assurance. There can be no assurance that any business that may be acquired by us will generate any material revenues from operations or operate on a profitable basis.

BROAD DISCRETION OF MANAGEMENT.

The filing of this registration statement on Form 10-SB/12g under the Exchange Act does not involve the offering of any securities. Investors will be entirely dependent on the broad discretion and judgment of management in connection with the selection of a prospective business, whether by acquisition or commencement of a new business operation. There can be no assurance that determinations ultimately made by our management will permit us to achieve our business objectives and plan of operation.

THERE IS NO ACTIVE MARKET FOR OUR COMMON STOCK AND NONE MAY DEVELOP OR BE SUSTAINED

Our common stock is subject to quotation on the pink sheets. There has only been very limited trading activity in our common stock. There can be no assurance that a more active trading market will commence in our securities either before or following any new business transaction. Further, in the event that an active trading market commences, there can be no assurance as to the level of any market price of our shares of common stock, whether any trading market will provide liquidity to investors, or whether any trading market will be sustained.

ABSENCE OF SUBSTANTIVE DISCLOSURE RELATING TO PROSPECTIVE BUSINESS; UNSPECIFIED INDUSTRY FOR NEW PROSPECTIVE BUSINESS OPPORTUNITIES; UNASCERTAINABLE RISKS

We have not yet identified any prospective business or industry in which we may seek to become involved and therefore there is no basis for shareholders to evaluate any possible merits or risks associated with potential new business opportunities or the particular industry in which we may ultimately operate. To the extent that we effect a business combination with a financially unstable company or an entity that is in its early stage of development or growth, we will become subject to numerous risks inherent in the business and operations of that financially unstable company. In addition, to the extent that we effect a business combination with an entity in an industry characterized by a high degree of risk, we will become subject to unascertainable risks of that industry. An extremely high level of risk frequently characterizes certain industries that experience rapid growth. Although management will endeavor to evaluate the risks inherent in a particular new prospective business or industry, there can be no assurance that we will properly ascertain or assess all such risks or that subsequent events may not alter the risks that we perceive at the time of the consummation of any new business opportunity. There can be no assurance that any prospective business, which we may enter into, will ultimately prove to be more favorable to shareholders than any other investment opportunity available to them.

CONFLICTS OF INTEREST

Our officers and directors are not required to commit their full time to our affairs. Therefore, there may be a conflict of interest in allocating management time among their various business activities. However, our officers and directors will devote such time as they deem reasonably necessary, in their sole discretion, to conduct our business and affairs, including the evaluation of potential new business opportunities and the negotiation and consummation of a business combination. As a result, the amount of time devoted to our business and affairs may vary significantly, depending upon, among other things, whether we have identified a new prospective business opportunity or are engaged in active negotiations. Due to our management's multiple business affiliations, management may have legal obligations to present certain business opportunities to multiple entities including the Company. There can be no assurance that any conflicts will be resolved in our favor.

COMPETITION

We expect to encounter intense competition from other entities seeking to pursue new business opportunities or business combinations. Many of these entities are well established and have extensive experience identifying new prospective business opportunities or in effecting business combinations and possess far greater financial, technical, human and other resources than does the Company. Based upon our limited financial resources, we lack the resources compared to many of our potential competitors. There can be no assurance that we will have the ability to compete successfully in our business plan.

REPORTING  REQUIREMENTS  MAY  DELAY  OR  PRECLUDE  ACQUISITION.

Pursuant to the requirements of Section 13 of the Exchange Act, following the effective date of this Form 10-SB/12g, we will be required to file quarterly reports on Form 10-QSB and annual reports on Form 10-KSB, which latter report must contain our audited financial statements on an annual basis. Further, as a reporting company under the Exchange Act, we will be required to disclose information about significant acquisitions and other material events on Form 8-K and within 60 days following any business combination we will be required to file a Form 8-K/A containing audited financial statements of the acquired company. While obtaining audited financial statements is typically the economic responsibility of the acquired company, it is possible that a potential target company is a private non-reporting company without audited financial statements. The additional time and costs that may be incurred to have an independent public accountant conduct an audit and prepare audited financial statements in compliance with SEC regulations may significantly delay or preclude consummation of an otherwise desirable business combination transaction. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the Company is subject to the reporting requirements of the Exchange Act. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financial statements may not be available to us in a timely manner in connection with a business combination transaction. In the event where audited financial statements are unavailable, we could be in position where we are not deemed current under the Exchange Act. In order for our shares of common stock to be eligible for quotation on the OTCBB, and to remain subject to quotation, of which there can be no assurance, the Company and any successor reporting company must remain current under the Exchange Act.

WE MAY REQUIRE ADDITIONAL FINANCING

Due to the fact that we have no revenues and no material business activities, we are entirely dependent upon the willingness of American International Industries to fund the costs associated with compliance with the filing requirements under the Exchange Act, and other administrative costs associated with our corporate existence. We may not generate any revenues until the consummation of a business combination or the commencement of new business operations. We anticipate that we will have sufficient resources, however limited, to continue to pay accounting fees and other miscellaneous expenses that are required until we commence business operations or enter into a business combination. If American International Industries fails to provide financing to the Company, it would have a material adverse affect on our ability to pursue our business plan. We do not have any arrangements with any third party to provide financing and there can be no assurance that any such arrangement, if required, would be available on terms deemed to be commercially acceptable and in our best interests.

STATE  BLUE  SKY REGISTRATION; POTENTIAL LIMITATIONS ON RESALE OF THE SECURITIES

The class of common stock to be registered under the Exchange Act has not been registered for resale under the Act or the "blue sky" laws of any state. The holders of such shares and persons, who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

It is the intention of the management following the consummation of a business combination or the commencement of a new business operation to seek coverage and publication of information regarding the Company in an accepted publication which permits a manual exemption. This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a nonissuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities.

Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they "recognize securities manuals" but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

DIVIDENDS  UNLIKELY

We do not expect to pay dividends for the foreseeable future because we have no revenues or capital and any potential business operations or acquisition will require the use of our limited financial resources. The payment of dividends, if any, will be contingent upon our future revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of our board of directors. It is our expectation that any future management following the commencement of a new business or consummation of a business combination will determine to retain all earnings, if any, for use in the future business operations and accordingly, we do not anticipate that the Company will declare any dividends in the foreseeable future.

POSSIBLE  ISSUANCE  OF  ADDITIONAL  SECURITIES

Our Articles of Incorporation authorize the issuance of 195,000,000 shares of common stock, par value $0.0001 and 5,000,000 shares of preferred stock, par value $0.0001. At the date of filing this registration statement on Form 10-SB/12g, we have issued 21,800,000 shares of common stock issued and no preferred shares issued. We may issue additional shares of common stock in consideration for legal and consulting services as well as additional shares in connection with our intent to pursue new business opportunities or to enter into a business combination. To the extent that additional shares of common stock are issued, our shareholders would experience dilution of their respective ownership interests in the Company. If we issue shares of common stock in connection with any new business opportunity or combination, a change in control of the Company may occur. This may affect, among other things, our ability to utilize net operating loss carry forwards, if any. The issuance of additional shares of common stock may adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

COMPLIANCE WITH PENNY STOCK RULES

Our securities will initially be considered a "penny stock" as defined in the Exchange Act and the rules thereunder, since the price of our shares of common stock is less than $5. Unless our common stock is otherwise excluded from the definition of "penny stock," the penny stock rules apply with respect to that particular security. The penny stock rules require a broker-dealer prior to a transaction in penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that the broker-dealer, not otherwise exempt from such rules, must make a special written determination that the penny stock is suitable for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure rules have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. So long as the common stock is subject to the penny stock rules, it may become more difficult to sell such securities. Such requirements, if applicable, could additionally limit the level of trading activity for our common stock and could make it more difficult for investors to sell our common stock.

ITEM  2.  MANAGEMENT'S  PLAN  OF  OPERATION

The following discussion of the Company's plan of operation contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use of words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we also may provide forward-looking statements in other materials we release to the public.

Overview
--------

All our current activities are related to seeking a new business opportunity or business combination and we will use our limited personnel and financial resources in connection with such activities. It may be expected that entering into a new business opportunity or business combination will involve the issuance of restricted shares of common stock.

Liquidity  and  Capital  Resources
----------------------------------

At June 30, 2004 and December 31, 2003, we had assets of $847,771 and $839,120 and there were no current liabilities for the reporting periods, respectively. Our accumulated deficit at June 30, 2004 and December 31, 2003 was $106,000 and $114,522 , respectively.

During the three-month period ended June 30, 2004, we had no financing activities.

We have been dependent upon interim funding from American International Industries, our control shareholder, to pay our operating and administrative expenses. We have no written finance agreement with American International Industries to continue to advance funding to pay these expenses.

We may seek to raise capital through the sale of debt or equity securities as part of our plan of operation to seek new a business opportunity or business combination. We have no agreements to issue any debt or equity securities and cannot predict whether equity or debt financing will become available at terms acceptable to us, if at all.

We anticipate that in connection with the commencement of a new business opportunity or consummation of a business combination, we will issue a substantial number of additional restricted shares or other securities. If such additional securities are issued, our shareholders will experience a dilution in their ownership interest in the Company. If a substantial number of shares are issued in connection with a business combination, a change in control may be expected to occur.

Our inability to borrow funds or raise funds through the issuance of debt or equity securities at acceptable terms may have a material adverse effect on our financial condition and future prospects, including the ability to effect a business combination.

ITEM  3.  DESCRIPTION  OF  PROPERTY

The Registrant's corporate office is located at the offices of American International Industries, Inc., 601 Cien Street, Suite 235, Kemah, TX 77565, which space is provided to us on a rent-free basis. These facilities consist of approximately 1,300 square feet of executive office space and are leased by American International Industries from an unaffiliated third party. The Registrant believes that the office facilities are sufficient for the foreseeable future and this arrangement will remain until we find a new business opportunity or consummate a business combination.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

The table below discloses any person (including any "group") who is known to the Registrant to be the beneficial owner of more than five (5%) percent of the Registrant's voting securities. As of August 18, 2004, the Registrant had 21,800,000 shares of common stock issued and outstanding. All numbers are adjusted for the twenty for one forward stock split adopted August 3, 2004.


Name and Address of Beneficial Owner           Amount of Beneficial Ownership    Percentage of Class(4)
American International Industries, Inc.       16,311,280 shares of common stock                  74.80%
601 Cien Street, Suite 235, Kemah, TX
77565

Gary D. Woerz, President and CFO              0 shares of common stock                            0.00%
601 Cien Street, Suite 235, Kemah, TX
77565

Daniel Dror, Chairman of the Board            0 shares of common stock                            0.00%
601 Cien Street, Suite 235, Kemah, TX
77565

John W. Stump, Director                       0 shares of common stock                            0.00%
601 Cien Street, Suite 235, Kemah, TX
77565

Jack Talan                                    1,063,840 shares of common stock                    4.90%
3484 Southwewst, Brentwood Drive,
Portland, OR 97201

All Executive Officers and Directors as a     0 shares of common stock                            0.00%
Group (3 people)



To the knowledge of the Registrant, there are no arrangements, which may result in a change in control of the Registrant. However, in the event that the Registrant enters into a business combination with an operating entity, it may be expected that it will experience a change in control.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

At present, we have one officer and two directors. We may elect one or more additional directors and appoint additional officers in connection with our intent to pursue new business opportunities or entering into a business combination. Our directors are elected to serve until the next annual meeting of shareholders and until their respective successors will have been elected and will have qualified. The following table sets forth the name, age and position held with respect to our present directors and executive officers:


NAME           AGE        POSITIONS
Gary D. Woerz   58     President and CFO

Daniel Dror     63   Chairman of the Board

John W. Stump   59         Director


The Company is not subject to the reporting requirements of the Exchange Act. As a result, officers, directors and 5% shareholders are not obligated to file reports under Section 16(a).

Gary D. Woerz, president and chief financial officer of the Company since June 2002, serves also as chief financial officer of American International Industries, Inc. From 2000 to 2002, Mr. Woerz served as chief financial officer of Phymetrics, Inc., which was a subsidiary of High Voltage Engineering, (HVE). Phymetrics was a multi-divisional manufacturing and laboratory service company. From 1998 to 2000, Mr. Woerz served as chief financial officer of Virtual
Founders LLC, San Jose, CA, whose business involved investment banking and management consulting services to development stage high technology companies.

Daniel Dror has served as Chairman of the Board and Chief Executive Officer of the Company since September 1997. From 1994 to 1997, Mr. Dror served as Chairman of the Board and Chief Executive Officer of Microtel International, Inc., a public company in the telecommunication business. From 1982 until 1993, Mr. Dror served as Chairman of the Board and Chief Executive Officer of Kleer-Vu Industries, Inc., a public company.

John W. Stump, III has been a director of the Company since October 2000 and served as Chief Financial Officer of American International Industries, Inc. from August 1998 through October 23, 2003. From December 1996 to October 1997, Mr. Stump served as Chief Executive Officer of Changes International. From April 1996 to December 1996, Mr. Stump served as Chief Operating Officer and Chief Financial Officer of Nutrition Resources, Inc. From February 1993 to April 1996, Mr. Stump served as Acquisitions Analyst for Movie Gallery, Inc. Mr. Stump is a Certified Public Accountant and has over twenty years of financial and accounting management experience including public reporting and investor relations.

ITEM  6.  EXECUTIVE  COMPENSATION

The following table contains the executive compensation to the Registrant's executive officer for the periods set forth below. No executive compensation was paid during the fiscal year 2001, 2002, 2003, or 2004.



                                      SUMMARY COMPENSATION TABLE


                                                                               LONG TERM
                                             ANNUAL COMPENSATION             COMPENSATION
                                                                                 AWARDS

                                                               OTHER    RESTRICTED    SECURITIES
                                                               ANNUAL     STOCK       UNDERLYING    ALL OTHER
                                         SALARY      BONUS  COMPENSATION  AWARD(S)      OPTIONS   COMPENSATION
NAME AND PRINCIPAL POSITION       YEAR     ($)        ($)       ($)        ($)            ($)          ($)
Gary D. Woerz                     2003     ---        ---       ---         ---            ---         ---
   President and Director (1)     2002     ---        ---       ---         ---            ---         ---
John W. Stump (2)                 2002     ---        ---       ---         ---            ---         ---
                                  2001     ---        ---       ---         ---            ---         ---
Juan Carlos Martinez (3)          2002     ---        ---       ---         ---            ---         ---
                                  2001     ---        ---       ---         ---            ---         ---


(1) Mr. Woerz received no compensation from the Registrant for serving as President and CFO.

(2)  Mr.  Stump  served  as the Company's Vice President from August 2001 to May
2002.

(3) Mr. Martinez served as the Company's CEO and President from October 2000 to May 2002,

The  Company has no employment agreement with any of its officers and directors.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

During the last two years, to the knowledge of the Company, there was no person who had or has a direct or indirect material interest in any transaction or proposed transaction to which the Company was or is a party. Transactions in this context relate to any transaction exceeding $60,000.

ITEM  8.  DESCRIPTION  OF  SECURITIES

The authorized capital stock of the Company consists of 21,800,000 shares. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of our certificate of incorporation and by-laws, copies of which are filed herewith.

Common  Stock

Our Articles of Incorporation authorize the issuance of 195,000,000 shares of common stock, par value $.0001. Our Certificate Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We intend to retain earnings, if any, for use in its business operations and accordingly, the board of directors does not anticipate declaring any dividends prior to a business combination transaction.

Undesignated Preferred Stock

Our Articles of Incorporation authorize the issuance of 5,000,000 shares of preferred stock, par value $.0001, and vest in the Company's board of directors the authority to establish series of unissued preferred shares by the designations, preferences, limitations and relative rights, including voting rights, of the preferred shares of any series so established to the same extent that such designations, preferences, limitations, and relative rights could have been fully stated in the Articles of Incorporation, and in order to establish a series, the board of directors shall adopt a resolution setting forth the designation of the series and fixing and determining the designations, preferences, limitations and relative rights, including voting rights, thereof or so much thereof as shall not be fixed and determined by the Articles of Incorporation.

The board of directors is authorized, without further action by our shareholders, to provide for the issuance of preferred shares and any preferred shares so issued would have priority over the common stock with respect to dividend or liquidation rights. Any issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred shares nor adopt any series, preferences or other classification of its preferred shares.

Transfer Agent

The transfer agent for the Company's shares of common stock is Colonial Stock Transfer, 66 Exchange Place, Salt Lake City, UT 84111.

                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(A)     Market  Information

Our common stock is subject to quotation on the pink sheets under the symbol "UCCD". Although our common stock has been quoted from time to time on the pink sheets, to the best knowledge of the Company, there has been no trading activity for approximately the past two years. The following table shows the high and low bid prices for the Company's common stock during the last two fiscal years as reported by the National Quotation Bureau Incorporated. These prices reflect inter-dealer quotations without adjustments for retail markup, markdown or commission, and do not necessarily represent actual transactions. The quotes below reflect a twenty for one stock recapitalization adopted August 3, 2004.


                                     HIGH    LOW
                                     -----  -----
Year Ended December 31, 2003         $0.37  $0.06
   Quarter ended December 31, 2003    0.08   0.03
   Quarter ended September 30, 2003   0.06   0.03
   Quarter ended June 30, 2003        0.03   0.03
   Quarter ended March 31, 2003

Year Ended December 31, 2002
   Quarter ended December 31, 2002   $0.06  $0.02
   Quarter ended September 30, 2002   0.05   0.02
   Quarter ended June 30, 2002        0.05   0.03
   Quarter ended March 31, 2002       0.05   0.05

Year Ended December 31, 2001
   Quarter ended December 31, 2001   $0.10  $0.01
   Quarter ended September 30, 2001   0.01   0.01
   Quarter ended June 30, 2001        0.20   0.01
   Quarter ended March 31, 2001       0.06   0.01


(b) Approximate Number of Holders of Common Stock On June 30, 2004, there were approximately 60 shareholders of our common stock.

(c)  Dividends

We currently do not pay cash dividends on our common stock and have no plans to reinstate a dividend on our common stock.

(d)  Equity  Compensation  Plans

We  have  no  equity  compensation  plans.

At the time of filing of this registration statement on Form 10-SB/12g, there is no common stock that is subject to outstanding options or warrants to purchase common equity of the Company. There are currently 218,000 shares of common stock that could be sold pursuant to Rule 144(k) under the Act.

ITEM 2. LEGAL PROCEEDINGS

The Registrant's officers and directors are not aware of any threatened or pending litigation to which the Registrant is a party or which any of its property is the subject and which would have any material, adverse effect on the Registrant.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The following information is given with regard to unregistered securities sold by the Company during the past three years, including the dates and amounts of securities sold; the persons or class of persons to whom we sold the securities; the consideration received in connection with such sales and if the securities were issued or sold other than for cash, the description of the transaction and the type and amount of consideration received. All of the share information has been adjusted for the twenty for one share recapitalization adopted August 3, 2004.



   DATE           TITLE                     SHARES SOLD       PERSONS               CASH OR NON CASH
                                                                                     CONSIDERATION
11/05/2001    Common Stock                709,220 shares     Jack Talan         Conversion of $221,000
                                                                                debt into equity

12/24/2001    Common Stock                354,610 shares  Juan Carlos Martinez  For services as officer valued at $25,000 or
                                                                                $.07 per share

04/22/2002    Common Stock                141,844 shares   John W. Stump III    For services as officer
                                                                                valued at $10,000 or
                                                                                $.07 per share

11/22/2002    Common Stock              1,063,840 shares     Jack Talan         Conversion of $180,000
                                                                                debt into equity


The Company believes that the issuances and sale of the restricted shares were exempt from registration pursuant to Section 4(2) of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. The recipients in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate restrictive legends are affixed to the stock certificates issued in such transactions.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that he or she is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any amounts if it is later determined that the person was not entitled to be indemnified by the Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, it is the opinion of the SEC that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

ITEM 1. FINANCIAL STATEMENTS

R. E. BASSIE & CO.
CERTIFIED PUBLIC ACCOUNTANTS




                         UNLIMITED COATINGS CORPORATION
                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

            (WITH REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRMS)

                  UNLIMITED COATINGS CORPORATION AND SUBSIDIARY

                                      INDEX




Report of Independent Registered Accounting Firms                            F-3

Consolidated  Financial  Statements:

Balance Sheets  -  December 31, 2003 and 2002                                F-4

Statements of Operations  -  Years ended December 31, 2003 and 2002          F-5

Statements of Stockholders'  Equity  -  Years ended
  December 31, 2003 and 2002                                                 F-6

Statements of  Cash Flows  -  Years ended December 31, 2003 and 2002         F-7

Notes to Consolidated Financial Statements                                   F-8

R. E. BASSIE & CO.
CERTIFIED PUBLIC ACCOUNTANTS

6671 Southwest Freeway, Suite 550
Houston, Texas 77074-2220
Tel: (713) 272-8500 Fax: (713) 272-8515
E-Mail: Rebassie@aol.com




                REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRMS
                -------------------------------------------------


The  Board  of  Directors  and  Stockholders
Unlimited  Coatings  Corporation:

We have audited the consolidated balance sheets of Unlimited Coatings Corporation and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unlimited Coating Corporation and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.


               /s/  R.  E.  Bassie  &  Co.



Houston,  Texas
March  12,  2004


                                   UNLIMITED COATINGS CORPORATION AND SUBSIDIARY

                                            Consolidated Balance Sheets

                                             December 31, 2003 and 2002
..



                                                                    (Unaudited)
                                                                     June 30,
                               Assets                                  2004             2003             2002
                               ------                             ---------------  ---------------  ---------------
Current assets:
  Cash                                                            $          390   $        3,542   $          499
  Accounts receivable                                                          -                -            2,500
  Amount due from affiliates                                             391,912          370,312          321,582
                                                                  ---------------  ---------------  ---------------
      Total current assets                                               392,302          373,854          324,581
                                                                  ---------------  ---------------  ---------------

Long-term notes receivable                                               455,469          465,266          489,443
                                                                  ---------------  ---------------  ---------------
      Total assets                                                $      847,771   $      839,120   $      814,024
                                                                  ===============  ===============  ===============


                      Liabilities and Stockholders' Equity
                      ------------------------------------

Liabilities
  Accounts payable and accrued expenses                                      129                -                -
                                                                  ---------------  ---------------  ---------------
      Total liabilities                                                      129                -                -
                                                                  ---------------  ---------------  ---------------

Stockholders' equity:
  Preferred stock, $.001 par value. Authorized 5,000,000 shares:
    None issued.                                                               -                -                -
  Common stock, $.001 par value.  Authorized 195,000,000 shares:
    1,000,000 shares issued at December 31, 2003 and 2002
    and at June 30, 2004                                                     100              100              100
  Additional paid-in capital                                             953,542          953,542          953,542
  Accumulated deficit                                                   (106,000)        (114,522)        (139,618)
                                                                  ---------------  ---------------  ---------------
      Total stockholders' equity                                         847,642          839,120          814,024


      Total liabilities and stockholders' equity                  $      847,771   $      839,120   $      814,024
                                                                  ===============  ===============  ===============



See accompanying notes to consolidated financial statements.


                                   UNLIMITED COATINGS CORPORATION AND SUBSIDIARY

                                       CONSOLIDATED STATEMENTS OF OPERATIONS

                                      Years ended December 31, 2003 and 2002
                                (Six month period ended June 30, 2004 (Unaudited))


                                                              (Unaudited)
                                                               Six months
                                                                 ended
                                                                June 30,
                                                                 2004               2003               2002
                                                           ----------------  ------------------  ----------------
 Revenues                                                  $             -   $               -   $     1,270,401

 Costs and expenses:
   Cost of sales                                                         -                   -         1,016,327
   Selling, general and administrative                               2,801               3,689           237,029
                                                           ----------------  ------------------  ----------------
     Total operating expenses                                        2,801               3,689         1,253,356
                                                           ----------------  ------------------  ----------------

     Operating income                                               (2,801)             (3,689)           17,045

 Other income (expenses):
   Interest income                                                  11,323              28,785            13,481
   Gain on the sale of subsidiary                                        -                   -          (179,608)
   Management fees                                                       -                   -          (126,850)
   Interest expense                                                      -                   -            (3,260)
   Other income                                                          -                   -             4,646
                                                           ----------------  ------------------  ----------------
     Total other income (expenses)                                  11,323              28,785          (291,591)
                                                           ----------------  ------------------  ----------------

     Net income (loss) before income taxes                           8,522              25,096          (274,546)

 Provision for income taxes                                              -                   -                 -

     Net income (loss) applicable to common shareholders   $         8,522   $          25,096   $      (274,546)
                                                           ================  ==================  ================


 Net income (loss) per common share - basic and diluted               0.01                0.03             (0.27)

 Weighted average common shares - basic and diluted              1,000,000           1,000,000         1,000,000
                                                           ================  ==================  ================



 See accompanying notes to consolidated financial statements.


                                      UNLIMITED COATINGS CORPORATION AND SUBSIDIARY

                                     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                         Years ended December  31, 2003 and 2002
                                    (Six month period ended June 30, 2004 (Unaudited))



                                                                       Additional                           Total
                                             Common Stock               paid-in        Accumulated       stockholders'
                                         shares         amount          capital          deficit            equity
                                      ------------  ---------------  -------------  -----------------  -----------------
 Balance, January 1, 2001              26,000,000   $       26,000   $     927,642  $        134,928   $      1,088,570


    Five-for-one reverse stock split  (25,000,000)         (25,900)         25,900                 -                  -


   Net loss                                     -                -               -          (274,546)          (274,546)


 Balance, December 31, 2002             1,000,000              100         953,542          (139,618)           814,024


   Net income                                   -                -               -            25,096             25,096


 Balance, December 31, 2003             1,000,000              100         953,542          (114,522)           839,120


   Net income                                   -                -               -             8,522              8,522


 Balance, December 31, 2003             1,000,000   $          100   $     953,542  $       (106,000)  $        847,642
                                      ============  ===============  =============  =================  =================

 See accompanying notes to consolidated financial statements.


                                    UNLIMITED COATINGS CORPORATION AND SUBSIDIARY

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                       Years ended December 31, 2003 and 2002
                                 (Six month period ended June 30, 2004 (Unaudited))


                                                                   (Unaudited)
                                                                       2004             2003              2002
                                                                 ----------------  ---------------  ----------------
 Cash flows from operating activities:
   Net income (loss)                                             $         8,522   $       25,096   $      (274,546)
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization of property and equipment                 -                -            71,373
       Loss on the sale of subsidiary                                          -                -           179,608
       (Increase) decrease in operating assets:
         Accounts receivable                                                   -            2,500           (72,682)
         Inventories                                                           -                -          (115,007)
       Increase (decrease) in operating liabilities:
         Accounts payable and accrued expenses                               129                -             8,417
                                                                 ----------------  ---------------  ----------------
           Net cash provided by (used in) operating activities             8,651           27,596          (202,837)
                                                                 ----------------  ---------------  ----------------

 Cash flows from investing activities:
   Capital expenditures for property and equipment                             -                -          (129,972)
   Proceeds from payments on long-term notes receivable                    9,797           24,177                 -
   Amount due from affiliates                                                  -                -           291,960
   Note receivable/payable to related party                              (21,600)         (48,730)          (79,650)
                                                                 ----------------  ---------------  ----------------
           Net cash provided by (used in) investing activities           (11,803)         (24,553)           82,338
                                                                 ----------------  ---------------  ----------------

 Cash flows from financing activities:
   Proceeds from short-term borrowings                                         -                -           100,780
   Proceeds from long-terms borrowings                                         -                -            20,218
                                                                 ----------------  ---------------  ----------------
           Net cash provided by (used in) financing activities                 -                -           120,998
                                                                 ----------------  ---------------  ----------------

           Net increase (decrease) in cash                                (3,152)           3,043               499

 Cash at beginning of year                                                 3,542              499                 -
                                                                 ----------------  ---------------  ----------------
 Cash at end of year                                             $           390   $        3,542   $           499
                                                                 ================  ===============  ================



 See accompanying notes to consolidated financial statements.

                  UNLIMITED COATINGS CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2003 and 2002


(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION, OWNERSHIP AND BUSINESS

Unlimited  Coatings  Corporation,  f/k/a  World  Wide  Net, Inc, (the Company or
UCCC), through its wholly owned subsidiary, Marald, Inc. (Marald), was in the business of distributing special polyurethane chemicals and selling distributorships and equipment for new business ventures primarily used for spray-on bed-liners for truck beds, marketed through a network of independent distributors. UCCC is 81.6% owned subsidiary of American International Industries, Inc. (AIII).

PRINCIPLES  OF  CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

ACCOUNTS  RECEIVABLE

Accounts receivable consist primarily of trade receivables, net of a valuation allowance for doubtful accounts.

INVENTORIES

Inventories are valued at the lower-of-cost or market on a first-in, first-out basis.

PROPERTY,  EQUIPMENT  AND  DEPRECIATION

Property and equipment are recorded at cost less accumulated depreciation. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts, with any resultant gain or loss being recognized as a component of other income or expense. Depreciation is computed over the estimated useful lives of the assets (5-20 years) using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Maintenance and repairs are charged to operations as incurred.

INTANGIBLE  ASSETS

The Company amortizes goodwill over a 15-year period and the noncompete agreements over their terms of 5 to 6 years on a straight-line basis. SFAS No. 142 eliminates the amortization of goodwill, and requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. The Company adopted SFAS No. 142 effective January 1, 2002.

IMPAIRMENT  OF  LONG-LIVED  ASSETS

Realization of long-lived assets, including goodwill, is periodically assessed by the management of the Company. Accordingly, in the event that facts and circumstances indicate that property and equipment, and intangible or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to market value is necessary. In management's opinion, there is no impairment of such assets at December 31, 2003 and 2002.

REVENUE  RECOGNITION

The Company recognizes revenue at the time of shipment of product to its customers or completion of services provided.

INCOME  TAXES

The Company is a taxable entity and recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when the temporary differences reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date of the rate change. A valuation allowance is used to reduce deferred tax assets to the amount that is more likely than not to be realized.

EARNINGS  (LOSS)  PER  SHARE

The basic net earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of shares outstanding during a period. Diluted net earnings (loss) per common share is computed by dividing the net earnings (loss), adjusted on an as if converted basis, by the weighted average number of common shares outstanding plus potential dilutive securities.

MANAGEMENT'S  ESTIMATES  AND  ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS

The Company estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the Company estimates of fair value are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumption and/or estimation methodologies may have a material effect on the estimated fair value amounts. The interest rates payable by the Company on its notes payable approximate market rates. The Company believes that the fair value of its financial instruments comprising accounts receivable, notes receivable, accounts payable, and notes payable approximate their carrying amounts.

NEW STANDARDS IMPLEMENTED

In January 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosures." This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement also amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in the financial statements about the effects of stock-based compensation. The transitional guidance and annual disclosure provisions of this Statement were effective for the December 31, 2002 financial statements.

SFAS 149 - In April 2003, the FASB issued SFAS 149, Amendments of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. In general, this Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have an impact on the Company's financial condition or results of operations.

SFAS 150 - In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which provides standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement is effective for financial instruments entered into or modified after May 31, 2003 and for pre-existing instruments as of the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company's financial condition or results of operations.

FASB Interpretation No. 45 - In November 2002, the FASB issued interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including indirect Guarantees of Indebtedness of Others (FIN 45). Beginning with transactions entered into after December 31, 2002, FIN 45 requires certain guarantees to be recorded at fair value, which is different from prior accounting practices, which was generally to record a liability only when a loss was probable and reasonably estimable, as defined in SFAS 5, Accounting for Contingencies. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the Company to make payments to a guaranteed third-party based on changes in an underlying asset, liability, or an equity security of the guaranteed party. In accordance with FIN 45 the Company will record guarantees entered into after December 31, 2002, as a liability, at fair value.

(2)     DIVESTITURE

MARALD,  INC.

Effective June 5, 2002, the Company sold 100% of its investment in Marald, Inc. for total consideration of $725,000. The consideration received consists of $225,000 in cash and one long-term note receivable in the amount of $300,000, due in monthly installments of $3,484, including interest at 7%, and another long-term note receivable with a face amount $300,000, reduced by a $100,000 valuation reserve due to a provision which allows for a payment of $200,000 for early retirement of the note. Interest and principal on the second note is due October 2007. The Company recorded a loss on the sale in the amount of $179,608, based on the Company's investment in Marald, Inc. in the amount of $904,608 at June 5, 2002. Marald, Inc. had annual sales of approximately $2,900,000 and operating income of approximately $113,000 in 2001.

(3)     INCOME  TAXES

A reconciliation of income taxes at the federal statutory rate to amounts provided for the years ended December 31, are as follows:

                                                December  31,
                                           ---------------------
                                          2003                 2002
                                          ----                 ----

Tax  expense/(benefit) computed
   at statutory rate for continuing
   operations                         $ (  1,300)           $ 6,000
Loss  on  sales  of  subsidiary                -            (62,800)
Other                                     10,100            (39,200)
Change in valuation allowance, net  of
Tax  (benefit)  of  operating             (8,800)            96,000
                                         -------           ---------
Tax  expense/(benefit) for
   continuing operations              $        -            $     -
                                        =========          =========

The Company's parent has current net operating loss carryforwards in excess of $2,000,000 as of December 31, 2003, to offset future taxable income, which expire 2023.

Deferred taxes are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse. The components of deferred income tax assets are as follows:


                                                December  31,
                                           ---------------------
                                          2003                 2002
                                          ----                 ----
Deferred tax assets:
  Net operating loss                  $ 1,300               $ 96,000

  Total deferred tax asset              1,300                 96,000

  Valuation allowance                  (1,300)               (96,000)

  Net deferred asset                        -                      -

At December 31, 2003, the Company provided a 100% valuation allowance for the deferred tax asset because it could not be determined whether it was more likely than not that the deferred tax asset/(liability) would be realized.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit No.  Description
3(i)         Articles of Incorporation, as amended, to be filed with amendment.
3(ii)        Bylaws, filed herewith, to be filed with amendment
23           Consent of Accountants, filed herewith.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2004

Unlimited Coatings Corporation

By: Gary D. Woerz, President and Chief Financial Officer
--------------------------------------------------------
/s/ Gary D. Woerz

Unlimited Coatings Corporation

By: Daniel Dror, Chairman of the Board
--------------------------------------
/s/ Daniel Dror

Exhibit 3 (i)

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

                                 CERTIFICATE OF
                                    AMENDMENT
                       (PURSUANT TO NRS 78.390 and 78.390)

     Important: Read attached instructions before completing

              Certificate of Amendment to Articles of Incorporation
              -----------------------------------------------------
                         For Nevada Profit Corporations
                         ------------------------------
          (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
                             - Remit in Duplicate -

1.   Name  of  corporation:  World  Wide  Net,  Inc.

2. The articles have been amended as follows (provide article numbers, if available):
     Article I is deleted in its entirety and replaced with the following:

     I.     NAME OF CORPORATION:  Unlimited Coatings Corporation

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:
     23,000,000

4.   Signature  (Required):


/s/ J.C. Martinez                          /s/ Rebekah Laird-Ruthstrom
-------------------------------            --------------------------------
President                                  and Secretary

- If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause the filing to be rejected.

Exhibit 3(ii)


                           AMENDED AND RESTATED BYLAWS
                                       OF
                              WORLD WIDE NET, INC.
                              A NEVADA CORPORATION

                                   ARTICLE 1.

                                  DEFINITIONS

1.1     Definitions.  Unless the context clearly requires otherwise, in these
        -----------
Bylaws:

     (a)  "Board"  means  the  board  of  directors  of  the  Company.

     (b) "Bylaws" means these bylaws as adopted by the Board and includes amendments subsequently adopted by the Board or by the Stockholders.

     (c) "Articles of Incorporation" means the Articles of Incorporation of World Wide Net, Inc., as filed with the Secretary of State of the State of Nevada and includes all amendments thereto and restatements thereof subsequently filed.

     (d)  "Company"  means  World  Wide  Net,  Inc.,  a  Nevada  corporation.

     (e)  "Section"  refers  to  sections  of  these  Bylaws.

     (f)  "Stockholder"  means  stockholders  of  record  of  the  Company.

     (g) Offices. The title of an office refers to the per-son or persons who at
         -------
     any given time perform the duties of that particular office for the Company.

                                   ARTICLE 2.

                                    OFFICES
2.1     Principal Office.  The Company may locate its principal office within or
        ----------------
without  the  state  of  incorporation  as  the  Board  may  determine.

2.2     Registered Office.  The registered office of the Company required by law
        -----------------
to be maintained in the state of incorporation may be, but need not be, the same as the principal place of business of the Company. The Board may change the address of the registered office from time to time.

2.3     Other  Offices.  The  Company  may  have  offices  at such other places,
        --------------
either within or without the state of incorporation, as the Board may designate or as the business of the Company may require from time to time.

                                    ARTICLE 3

                            MEETINGS OF STOCKHOLDERS

3.1     Annual  Meetings.  The  Stockholders  of  the  Company- shall hold their
        ----------------
annual meetings for the purpose of electing directors and for the transaction of such other proper business as may come before such meetings at such time, date and place as the Board shall determine by resolution.

3.2     Special  Meetings.  The  Board, the Chairman of the Board, the President
        -----------------
or a committee of the Board duly designated and whose powers and authority include the power to call meetings may call special meetings of the Stockholders of the Company at any time for any purpose or purposes. Special meetings of the Stockholders of the Company may also be called by the holders of at least 30% of all shares entitled to vote at the proposed special meeting.

3.3     Place  of  Meetings.  The  Stockholders  shall hold all meetings at such
        -------------------
places, within or without the State of Nevada, as the Board or a committee of the Board shall specify in the notice or waiver of notice for such meetings.

3.4     Notice of Meetings.  Except as otherwise required by law, the Board or a
        ------------------
committee of the Board shall give notice of each meeting of Stockholders, whether annual or special, not less than 10 nor more than 50 days before the date of the meeting. The Board or a committee of the Board shall deliver a notice to each Stockholder entitled to vote at such meeting by delivering a typewritten or printed notice thereof to him personally, or by depositing such notice in the United States mail, in a postage prepaid envelope, directed to him at his address as it appears on the records of the Company, or by transmitting a notice thereof to him at such address by telegraph, telecopy, cable or wireless. If mailed, notice is given on the date deposited in the United States mail, postage pre-paid, directed to the Stockholder at his address as it appears on the records of the Company. An affidavit of the Secretary or an Assistant Secretary or of the Transfer Agent of the Company that he has given notice shall constitute, in the absence of fraud, prima facie evidence of the facts stated therein.

     Every notice of a meeting of the Stockholders shall state the place, date and hour of the meeting and, in the case of a special meeting, also shall state the purpose or purposes of the meeting. Furthermore, if the Company will maintain the list at a place other than where the meeting will take place, every notice of a meeting of the Stockholders shall specify where the Company will maintain the list of Stockholders entitled to vote at the meeting.

3.5     Stockholder  Notice.  Subject  to  the  Articles  of  Incorporation, the
        -------------------
Stockholders who intend to nominate persons to the Board of Directors or propose any other action at an annual meeting of Stockholders must timely notify the Secretary of the Company of such intent. To be timely, a Stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 50 days nor more than 90 days prior to the date of such meeting; provided, however, that in the event that less than 75 days' notice of the date of the meeting is given or made to Stockholders, notice by the Stockholder to be timely must be received not later than the close of business on the 15th day following the date on which such notice of the date of the annual meeting was mailed. Such notice must be in writing and must include a (i) a brief description of the business desired to the brought before the annual meeting and the reasons for conducting such business at the meeting; (ii) the name and record address of the Stockholder proposing such business; (iii) the class, series and number of shares of capital stock of the Company which are beneficially owned by the Stockholder; and (iv) any material interest of the Stockholder in such business. The Board of Directors reserves the right to refuse to submit any such proposal to stockholders at an annual meeting if, in its judgment, the information provided in the notice is inaccurate or incomplete.

3.6     Waiver  of  Notice.  Whenever  these  Bylaws  require  written notice, a
        ------------------
written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall constitute the equivalent of notice. Attendance of a person at any meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. No written waiver of notice need specify either the business to be transacted at, or the purpose or purposes of any regular or special meeting of the Stockholders, directors or members of a committee of the Board.

3.7     Adjournment  of  Meeting.  When  the  Stockholders  adjourn a meeting to
        ------------------------
another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Stockholders may transact any business which they may have transacted at the original meeting. If the adjournment is for more than 30 days or, if after the adjournment, the Board or a committee of the Board fixes a new record date for the adjourned meeting, the Board or a committee of the Board shall give notice of the adjourned meeting to each Stockholder of record entitled to vote at the meeting.

3.8     Quorum.  Except  as otherwise required by law, the holders of a majority
        ------
of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes at any meeting of the Stockholders. In the absence of a quorum at any meeting or any adjournment thereof, the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, or, in the absence therefrom of all the Stockholders, any officer entitled to preside at, or to act as secretary of, such meeting may adjourn such meeting to another place, date or time.

     If the chairman of the meeting gives notice of any adjourn-ed special meeting of Stockholders to all Stockholders entitled to vote thereat, stating that the minimum percentage of stock-holders for a quorum as provided by New York law shall constitute a quorum, then, except as otherwise required by law, that percentage at such adjourned meeting shall constitute a quorum and a majority of the votes cast at such meeting shall deter-mine all matters.

3.9     Organization.  Such  person  as the Board may have designated or, in the
        ------------
absence of such a person, the highest ranking officer of the Company who is present shall call to order any meeting of the Stockholders, determine the presence of a quorum, and act as chairman of the meeting. In the absence of the Secretary or an Assistant Secretary of the Company, the chairman shall appoint someone to act as the secretary of the meeting.

3.10     Conduct of Business.  The chairman of any meeting of Stockholders shall
         -------------------
determine the order of business and the procedure at the meeting, including such regulations of the manner of voting and the conduct of discussion as he deems in order.

3.11     List  of  Stockholders.  At  least  10  days  before  every  meeting of
         ----------------------
Stockholders, the Secretary shall prepare a list of the Stockholders entitled to vote at the meeting or any adjournment thereof, arranged in alphabetical order, showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. The Company shall make the list available for examination by any Stockholder for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting will take place or at the place designated in the notice of the meeting.

     The Secretary shall produce and keep the list at the time and place of the meeting during the entire duration of the meeting, and any Stock-holder who is present may inspect the list at the meeting. The list shall constitute presumptive proof of the identity of the Stockholders entitled to vote at the meeting and the number of shares each Stockholder holds.

     A determination of Stockholders entitled to vote at any meeting of Stockholders pursuant to this Section shall apply to any adjournment thereof.

3.12     Fixing  of  Record  Date.  For  the purpose of determining Stockholders
         ------------------------
entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or Stockholders entitled to receive payment of any dividend, or in order to make a determination of Stockholders for any other proper purpose, the Board or a committee of the Board may fix in advance a date as the record date for any such determination of Stockholders. However, the Board shall not fix such date, in any case, more than 50 days nor less than 10 days prior to the date of the particular action.

     If the Board or a committee of the Board does not fix a record date for the determination of Stockholders entitled to notice of or to vote at a meeting of Stockholders, the record date shall be at the close of business on the day next preceding the day on which notice is given or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held or the date on which the Board adopts the resolution declaring a dividend.

3.13     Voting of Shares.  Each Stockholder shall have one vote for every share
         ----------------
of stock having voting rights registered in his name on the record date for the meeting. The Company- shall not have the right to vote treasury stock of the Company, nor shall another corporation have the right to vote its stock of the Company if the Company holds, directly or indirectly, a majority of the shares entitled to vote in the election of directors of such other corporation. Persons holding stock of the Company in a fiduciary capacity shall have the right to vote such stock. Persons who have pledged their stock of the Company shall have the right to vote such stock unless in the transfer on the books of the Company the pledgor expressly empowered the pledgee to vote such stock. In that event, only the pledgee, or his proxy, may represent such stock and vote thereon.

     A plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote shall determine all elections and, except when the law or Articles of Incorporation requires otherwise, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote shall determine all other matters.

     Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and the affirmative vote of the majority of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class.

     The Stockholders may vote by voice vote on all matters. Upon demand by a Stockholder entitled to vote, or his proxy, the Stockholders shall vote by ballot. In that event, each ballot shall state the name of the Stockholder or proxy voting, the number of shares voted and such other information as the Company may require under the procedure established for the meeting.

3.14     Inspectors.  At  any  meeting in which the Stockholders vote by ballot,
         ----------
the chairman may appoint one or more inspectors. Each inspector shall take and sign an oath to execute the duties of inspector at such meeting faithfully, with strict impartiality, and according to the best of his ability. The inspectors shall ascertain the number of shares outstanding and the voting power of each; determine the shares represented at a meeting and the validity of proxies and ballots; count all votes and ballots; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The certification required herein shall take the form of a subscribed, written report prepared by the inspectors and delivered to the Secretary of the Company. An inspector need not be a Stockholder of the Company, and any officer of the Company may be an inspector on any question other than a vote for or against a proposal in which he has a material interest.

3.15     Proxies.  A  Stockholder may exercise any voting rights in person or by
         -------
his proxy appointed by an instrument in writing, which he or his authorized attorney-in-fact has sub-scribed and which the proxy has delivered to the secretary of the meeting pursuant to the manner prescribed by law.

     A proxy is not valid after the expiration of 13 months after the date of its execution, unless the person executing it specifies thereon the length of time for which it is to continue in force (which length may exceed 12 months) or limits its use to a particular meeting. Each proxy is irrevocable if it expressly states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power.

     The attendance at any meeting of a Stockholder who previously has given a proxy shall not have the effect of revoking the same unless he notifies the Secretary in writing prior to the voting of the proxy.

3.16     Action  by  Consent.  Any  action required to be taken at any annual or
         -------------------
special meeting of stockholders of the Company or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company by delivery to its registered office, its principal place of business, or an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Company's registered office shall be by hand or by certified or registered mail, return receipt requested.

     Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 50 days of the earliest dated consent delivered in the manner required by this section to the Company, written consents signed by a sufficient number of holders to take action are delivered to the Company by delivery to its registered office, its principal place of business or an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Company's registered office shall be by hand or by certified or registered mail, return receipt requested.

     Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

                                   ARTICLE 4.

                               BOARD OF DIRECTORS

4.1     General  Powers.  The  Board  shall  manage  the  property, business and
        ---------------
affairs  of  the  Company.

4.2     Number.  The  number  of  directors who shall constitute the Board shall
        ------
equal not less than two nor more than 10, as the Board may determine by resolution from time to time.

4.3     Election  of  Directors  and  Term  of  Office.  The Stockholders of the
        ----------------------------------------------
Company shall elect the directors at the annual or adjourned annual meeting (except as otherwise provided herein for the filling of vacancies). Each director shall hold office until his death, resignation, retirement, removal, or disqualification, or until his successor shall have been elected and qualified.

4.4     Resignations.  Any  director  of  the  Company may resign at any time by
        ------------
giving written notice to the Board or to the Secretary of the Company. Any resignation shall take effect upon receipt or at the time specified in the notice. Unless the notice specifies otherwise, the effectiveness of the resignation shall not depend upon its acceptance.

4.5     Removal.  Stockholders  holding  a  majority  of  the outstanding shares
        -------
entitled to vote at an election of directors may remove any director or the entire Board of Directors at any time, with or without cause.

4.6     Vacancies.  A  majority of the remaining directors, although less than a
        ---------
quorum, or a sole remaining director may fill any vacancy on the Board, whether because of death, resignation, disqualification, an increase in the number of directors, or any other cause. Any director elected to fill a vacancy shall hold office until his death, resignation, retirement, removal, or disqualification, or until his successor shall have been elected and qualified.

4.7     Chairman  of the Board.  At the initial and annual meeting of the Board,
        ----------------------
the directors may elect from their number a Chairman of the Board of Directors. The Chairman shall preside at all meetings of the Board and shall perform such other duties as the Board may direct. The Board also may elect a Vice Chairman and other officers of the Board, with such powers and duties as the Board may designate from time to time.

4.8     Compensation.  The Board may compensate directors for their services and
        ------------
may provide for the payment of all expenses the directors incur by attending meetings of the Board or otherwise.

                                   ARTICLE 5.

                              MEETINGS OF DIRECTORS

5.1     Regular  Meetings.  The Board may hold regular meetings at such places,
        -----------------
dates and times as the Board shall establish by resolution. If any day fixed for a meeting falls on a legal holiday, the Board shall hold the meeting at the same place and time on the next succeeding business day. The Board need not give notice of regular meetings.

5.2     Place  of Meetings.  The Board may hold any of its meetings in or out of
        ------------------
the State of New York, at such places as the Board may designate, at such places as the notice or waiver of notice of any such meeting may designate, or at such places as the persons calling the meeting may designate.

5.3     Meetings by Telecommunications.  The Board or any committee of the Board
        ------------------------------
may hold meetings by means of conference telephone or similar telecommunications equipment that enable all persons participating in the meeting to hear each other. Such participation shall constitute presence in person at such meeting.

5.4     Special Meetings.  The Chairman of the Board, the President, or one-half
        ----------------
of the directors then in office may call a special meeting of the Board. The person or persons authorized to call special meetings of the Board may fix any place, either in or out of the State of Nevada as the place for the meeting.

5.5     Notice  of  Special  Meetings.  The  person or persons calling a special
        -----------------------------
meeting of the Board shall give written notice to each director of the time, place, date and purpose of the meeting of not less than three business days if by mail and not less than 24 hours if by telegraph or in person before the date of the meeting. If mailed, notice is given on the date deposited in the United States mail, postage prepaid, to such director. A director may waive notice of any special meeting, and any meeting shall constitute a legal meeting without notice if all the directors are present or if those not present sign either before or after the meeting a written waiver of notice, a consent to such meeting, or an approval of the minutes of the meeting. A notice or waiver of notice need not specify the purposes of the meeting or the business which the Board will transact at the meeting.

5.6     Waiver  by Presence.  Except when expressly for the purpose of objecting
        -------------------
to the legality of a meeting, a director's presence at a meeting shall constitute a waiver of notice of such meeting.

5.7     Quorum.  A  majority  of the directors then in office shall constitute a
        ------
quorum for all purposes at any meeting of the Board. In the absence of a quorum, a majority of directors present at any meeting may adjourn the meeting to another place, date or time without further notice. No proxies shall be given by directors to any person for purposes of voting or establishing a quorum at a directors meetings.

5.8     Conduct  of  Business.  The Board shall transact business in such order
        ---------------------
and manner as the Board may determine. Except as the law requires otherwise, the Board shall determine all matters by the vote of a majority of the directors present at a meeting at which a quorum is present. The directors shall act as a Board, and the individual directors shall have no power as such.

5.9     Action  by  Consent.  The Board or a committee of the Board may take any
        -------------------
required or permitted action without a meeting if all members of the Board or committee consent thereto in writing and file such consent with the minutes of the proceedings of the Board or committee.

                                   ARTICLE 6.

                                   COMMITTEES

6.1     Committees  of  the  Board.  The  Board  may  designate,  by a vote of a
        --------------------------
majority of the directors then in office, committees of the Board. The committees shall serve at the plea-sure of the Board and shall possess such lawfully delegable powers and duties as the Board may confer.

6.2     Selection  of  Committee  Members.  The Board shall elect by a vote of a
        ---------------------------------
majority of the directors then in office a director or directors to serve as the member or members of a committee. By the same vote, the Board may designate other directors as alternate members who may replace any absent or disqualified member at any meeting of a committee. In the absence or disqualification of any member of any committee and any alternate member in his place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or they constitute a quorum, may appoint by unanimous vote another member of the Board to act at the meeting in the place of the absent or disqualified member.

6.3     Conduct  of Business.  Each committee may determine the procedural rules
        --------------------
for meeting and conducting its business and shall act in accordance therewith, except as the law or these Bylaws require otherwise. Each committee shall make adequate provision for notice of all meetings to members. A majority of the members of the committee shall constitute a quorum, unless the committee consists of one or two members. In that event, one member shall constitute a quorum. A majority vote of the members present shall determine all matters. A committee may take action without a meeting if all the members of the committee consent in writing and file the consent or consents with the minutes of the proceedings of the committee.

6.4     Authority.  Any  committee, to the extent the Board provides, shall have
        ---------
and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the affixation of the Company's seal to all instruments which may require or permit it. However, no committee shall have any power or authority with regard to amending the Articles of Incorporation, adopting an agreement of merger or consolidation, recommending to the Stockholders the sale, lease or exchange of all or substantially all of the Company's property and assets, recommending to the Stockholders a dissolution of the Company or a revocation of a dissolution of the Company, or amending these Bylaws of the Company. Unless a resolution of the Board expressly provides, no committee shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger.

6.5     Minutes.  Each  committee  shall keep regular minutes of its proceedings
        -------
and  report  the  same  to  the  Board  when  required.

                                   ARTICLE 7.

                                    OFFICERS

7.1     Officers of the Company.  The officers of the Company shall consist of a
        -----------------------
Chief Executive Officer, a President, a Chief Financial Officer, a Secretary, a Treasurer and such Vice Presidents, Assistant Secretaries, Assistant Treasurers, and other officers as the Board may designate and elect from time to time. The same person may hold at the same time any two or more offices, except the offices of President and Secretary.

7.2     Election  and  Term. The Board shall elect the officers of the  Company.
        -------------------
Each officer shall hold office until his death, resignation, retirement, removal or disqualification, or until his successor shall have been elected and qualified.

7.3     Compensation  of  Officers.  The Board shall fix the compensation of all
        --------------------------
officers of the Company. No officer shall serve the Company in any other capacity and receive compensation, unless the Board authorizes the additional compensation.

7.4     Removal  of  Officers  and  Agents.  The Board may remove any officer or
        ----------------------------------
agent  it  has  elected  or  appointed  at  any  time,  with  or  without cause.

7.5     Resignation  of Officers and Agents.  Any officer or agent the Board has
        -----------------------------------
elected or appointed may resign at any time by giving written notice to the Board, the Chairman of the Board, the President, or the Secretary of the Company. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified. Unless other-wise specified in the notice, the Board need not accept the resignation to make it effective.

7.6     Bond.  The  Board  may  require  by  resolution  any officer, agent,  or
        ----
employee of the Company to give bond to the Company, with sufficient sureties conditioned on the faithful performance of the duties of his respective office or agency. The Board also may require by resolution any officer, agent or employee to comply with such other conditions as the Board may require from time to time.

7.7     President.  The  President  shall  be the chief operating officer of the
        ---------
Company and, subject to the Board's control, shall supervise and direct all of the business and affairs of the Company. When present, he shall sign (with or without the Secretary, an Assistant Secretary, or any other officer or agent of the Company which the Board has authorized) deeds, mortgages, bonds, contracts or other instruments which the Board has authorized an officer or agent of the Company to execute. However, the President shall not sign any instrument which the law, these Bylaws, or the Board expressly require some other officer or agent of the Company to sign and execute. In general, the President shall perform all duties incident to the office of President and such other duties as the Board may prescribe from time to time.

7.8     Vice Presidents.  In the absence of the President or in the event of his
        ---------------
death, inability or refusal to act, the Vice Presidents in the order of their length of service as Vice Presidents, unless the Board determines otherwise, shall perform the duties of the President. When acting as the President, a Vice President shall have all the powers and restrictions of the Presidency. A Vice President shall perform such other duties as the President or the Board may assign to him from time to time.

7.9     Secretary.  The  Secretary shall (a) keep the minutes of the meetings of
        ---------
the Stockholders and of the Board in one or more books for that purpose, (b) give all notices which these Bylaws or the law requires, (c) serve as custodian of the records and seal of the Company, (d) affix the seal of the corporation to all documents which the Board has authorized execution on behalf of the Company under seal, (e) maintain a register of the address of each Stockholder of the Company-, (f) sign, with the President, a Vice President, or any other officer or agent of the Company which the Board has authorized, certificates for shares of the Company, (g) have charge of the stock transfer books of the Company, and
(h) perform all duties which the President or the Board may assign to him from time to time.

7.10     Assistant  Secretaries.  In  the  absence  of  the Secretary or  in the
         ----------------------
event of his death, inability or refusal to act, the Assistant Secretaries in the order of their length of service as Assistant Secretary, unless the Board determines other-wise, shall perform the duties of the Secretary. When acting as the Secretary, an Assistant Secretary shall have the powers and restrictions of the Secretary. An Assistant Secretary shall perform such other duties as the President, Secretary or Board may assign from time to time.

7.11     Treasurer.  The  Treasurer shall (a) have responsibility for all  funds
         ---------
and securities of the Company, (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, (c) deposit all moneys in the name of the Company in depositories which the Board selects, and (d) perform all of the duties which the President or the Board may assign to him from time to time.

7.12     Assistant Treasurers.  In the absence of the Treasurer or  in the event
         --------------------
of his death, inability or refusal to act, the Assistant Treasurers in the order of their length of ser-vice as Assistant Treasurer, unless the Board determines other-wise, shall perform the duties of the Treasurer. When acting as the Treasurer, an Assistant Treasurer shall have the powers and restrictions of the Treasurer. An Assistant Treasurer shall perform such other duties as the Treasurer, the President, or the Board may assign to him from time to time.

7.13     Delegation of Authority. Notwithstanding any provision of  these Bylaws
         -----------------------
to the contrary, the Board may delegate the powers or duties of any officer to any other officer or agent.

7.14     Action  with  Respect  to Securities of Other Corporations.  Unless the
         ----------------------------------------------------------
Board directs otherwise, the President shall have the power to vote and otherwise act on behalf of the Company, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which the Company holds securities. Furthermore, unless the Board directs otherwise, the President shall exercise any and all rights and powers which the Company- possesses by reason of its ownership of securities in another corporation.

7.15     Vacancies.  The  Board  may  fill  any vacancy in any office because of
         ---------
death, resignation, removal, disqualification or any other cause in the manner which these Bylaws prescribe for the regular appointment to such office.

                                   ARTICLE 8.

                            CONTRACTS, LOANS, DRAFTS,
                              DEPOSITS AND ACCOUNTS

8.1     Contracts.  The  Board  may  authorize any officer or officers, agent or
        ---------
agents, to enter into any contract or exe-cute and deliver any instrument in the name and on behalf of the Company. The Board may make such authorization general or special.

8.2     Loans.  Unless the Board has authorized such action, no officer or agent
        -----
of the Company shall contract for a loan on behalf of the Company or issue any evidence of indebtedness in the Company's name.

8.3     Drafts.  The President, any Vice President, the Treasurer, any Assistant
        ------
Treasurer, and such other persons as the Board shall determine shall issue all checks, drafts and other orders for the payment of money, notes and other evidences of indebtedness issued in the name of or payable by the Company.

8.4     Deposits.  The  Treasurer  shall  deposit  all  funds of the Company not
        --------
otherwise employed in such banks, trust companies, or other depositories as the Board may select or as any officer, assistant, agent or attorney of the Company to whom the Board has delegated such power may select. For the purpose of deposit and collection for the account of the Company, the President or the Treasurer (or any other officer, assistant, agent or attorney of the Company whom the Board has authorized) may endorse, assign and deliver checks, drafts and other orders for the payment of money payable to the order of the Company.

8.5     General  and Special Bank Accounts.  The Board may authorize the opening
        ----------------------------------
and keeping of general and special bank accounts with such banks, trust companies, or other depositories as the Board may select or as any officer, assistant, agent or attorney of the Company to whom the Board has delegated such power may select. The Board may make such special rules and regulations with respect to such bank accounts, not inconsistent with the provisions of these Bylaws, as it may deem expedient.

                                   ARTICLE 9.

                   CERTIFICATES FOR SHARES AND THEIR TRANSFER

9.1     Certificates for Shares.  Every owner of stock of the Company shall have
        -----------------------
the right to receive a certificate or certificates, certifying to the number and class of shares of the stock of the Company which he owns. The Board shall determine the form of the certificates for the shares of stock of the Company. The Secretary, transfer agent, or registrar of the Company shall number the certificates representing shares of the stock of the Company in the order in which the Company issues them. The President or any Vice President and the Secretary or any Assistant Secretary shall sign the certificates in the name of the Company. Any or all certificates may contain facsimile signatures. In case any officer, transfer agent, or registrar who has signed a certificate, or whose facsimile signature appears on a certificate, ceases to serve as such officer, transfer agent, or registrar before the Company issues the certificate, the Company may issue the certificate with the same effect as though the person who signed such certificate, or whose facsimile signature appears on the certificate, was such officer, transfer agent, or registrar at the date of issue. The Secretary, transfer agent, or registrar of the Company shall keep a record in the stock transfer books of the Company of the names of the persons, firms or corporations owning the stock represented by the certificates, the number and class of shares represented by the certificates and the dates thereof and, in the case of cancellation, the dates of cancellation. The Secretary, transfer agent, or registrar of the Company shall cancel every certificate surrendered to the Company for exchange or transfer. Except in the case of a lost, destroyed, stolen or mutilated certificate, the Secretary, transfer agent, or registrar of the Company shall not issue a new certificate in exchange for an existing certificate until he has cancelled the existing certificate.

9.2     Transfer  of  Shares.  A  holder  of  record  of shares of the Company's
        --------------------
stock, or his attorney-in-fact authorized by power of attorney duly executed and filed with the Secretary, transfer agent or registrar of the Company, may transfer his shares only on the stock transfer books of the Company. Such person shall furnish to the Secretary, transfer agent, or registrar of the Company proper evidence of his authority to make the transfer and shall properly endorse and surrender for cancellation his existing certificate or certificates for such shares. Whenever a holder of record of shares of the Company's stock makes a transfer of shares for collateral security, the Secretary, transfer agent, or registrar of the Company shall state such fact in the entry of transfer if the transferor and the transferee request.

9.3     Lost  Certificates.  The Board may direct the Secretary, transfer agent,
        ------------------
or registrar of the Company to issue a new certificate to any holder of record of shares of the Company's stock claiming that he has lost such certificate, or that someone has stolen, destroyed or mutilated such certificate, upon the receipt of an affidavit from such holder to such fact. When authorizing the issue of a new certificate, the Board, in its discretion may require as a condition precedent to the issuance that the owner of such certificate give the Company a bond of indemnity in such form and amount as the Board may direct.

9.4     Regulations.  The  Board  may  make  such  rules  and  regulations,  not
        -----------
inconsistent with these Bylaws, as it deems expedient concerning the issue, transfer and registration of certificates for shares of the stock of the corporation. The Board may appoint or authorize any officer or officers to appoint one or more transfer agents, or one or more registrars, and may require all certificates for stock to bear the signature or signatures of any of them.

9.5     Holder  of  Record.  The  Company may treat as absolute owners of shares
        ------------------
the person in whose name the shares stand of record as if that person had full competency, capacity and authority to exercise all rights of ownership, despite any knowledge or notice to the contrary or any description indicating a representative, pledge or other fiduciary relation, or any reference to any other instrument or to the rights of any other person appearing upon its record or upon the share certificate. However, the Company may treat any person furnishing proof of his appointment as a fiduciary as if he were the holder of record of the shares.

9.6     Treasury Shares.  Treasury shares of the Company shall consist of shares
        ---------------
which the Company has issued and thereafter acquired but not canceled. Treasury shares shall not carry voting or dividend rights.

                                   ARTICLE 10.

                                 INDEMNIFICATION

10.1     Definitions.  In  this  Article:
         -----------
     (a) "Indemnitee" means (i) any present or former Director, advisory director or officer of the Company, (ii) any person who while serving in any of the capacities referred to in clause (i) hereof served at the Company's request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and (iii) any person nominated or designated by (or pursuant to authority granted by) the Board of Directors or any committee thereof to serve in any of the capacities referred to in clauses (i) or (ii) hereof.

     (b) "Official Capacity" means (i) when used with respect to a Director, the office of Director of the Company-, and (ii) when used with respect to a person other than a Director, the elective or appointive office of the Company-held by such person or the employment or agency relationship undertaken by such person on behalf of the Company, but in each case does not include service for any other foreign or domestic corporation or any partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise.

     (c) "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit or proceeding.

10.2     Indemnification.  The  Company shall indemnify every Indemnitee against
         ---------------
all judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement and reasonable expenses actually incurred by the Indemnitee in connection with any Proceeding in which he was, is or is threatened to be named defendant or respondent, or in which he was or is a witness without being named a defendant or respondent, by reason, in whole or in part, of his serving or having served, or having been nominated or designated to serve, in any of the capacities referred to in Section 10.1, if it is determined in accordance with Section 10.4 that the Indemnitee (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his Official Capacity, that his conduct was in the Company's best interests and, in all other cases, that his conduct was at least not opposed to the Company's best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that an Indemnitee is found liable to the Company or is found liable on the basis that personal benefit was improperly received by the Indemnitee the indemnification (i) is limited to reasonable expenses actually incurred by the Indemnitee in connection with the Proceeding and (ii) shall not be made in respect of any Proceeding in which the Indemnitee shall have been found liable for willful or intentional misconduct in the performance of his duty to the Company. Except as provided in the immediately preceding proviso to the first sentence of this Section 10.2, no indemnification shall be made under this Section 10.2 in respect of any Proceeding in which such Indemnitee shall have been (x) found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the Indemnitee's Official Capacity, or
(y) found liable to the Company. The termination of any Proceeding by judgment, order, settlement or conviction, or on a plea of nolo contendere or its equivalent, is not of itself determinative that the Indemnitee did not meet the requirements set forth in clauses (a), (b) or (c) in the first sentence of this Section 10.2. An Indemnitee shall be deemed to have been found liable in respect of any claim, issue or matter only after the Indemnitee shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom. Reasonable expenses shall, include, without limitation, all court costs and all fees and disbursements of attorneys for the Indemnitee. The indemnification provided herein shall be applicable whether or not negligence or gross negligence of the Indemnitee is alleged or proven.

10.3     Successful Defense.  Without limitation of Section 10.2 and in addition
         ------------------
to the indemnification provided for in Section 10.2, the Company shall indemnify every Indemnitee against reasonable expenses incurred by such person in connection with any Proceeding in which he is a witness or a named defendant or respondent because he served in any of the capacities referred to in Section 10.1, if such person has been wholly successful, on the merits or other-wise, in defense of the Proceeding.

10.4     Determinations.  Any indemnification under Section 10.2 (unless ordered
         --------------
by a court of competent jurisdiction) shall be made by the Company only upon a determination that indemnification of the Indemnitee is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of Directors who, at the time of such vote, are not named defendants or respondents in the Proceeding; (b) if such a quorum cannot be obtained, then by a majority vote of a committee of the Board of Directors, duly designated to act in the matter by a majority vote of all Directors (in which designated Directors who are named defendants or respondents in the Proceeding may participate), such committee to consist solely of two (2) or more Directors who, at the time of the committee vote, are not named defendants or respondents in the Proceeding; (c) by special legal counsel selected by the Board of Directors or a committee thereof by vote as set forth in clauses (a) or (b) of this Section 10.4 or, if the requisite quorum of all of the Directors cannot be obtained therefor and such committee cannot be established, by a majority vote of all of the Directors (in which Directors who are named defendants or respondents in the Proceeding may participate); or (d) by the shareholders in a vote that excludes the shares held by Directors that are named defendants or respondents in the Proceeding. Determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination that indemnification is permissible is made by special legal counsel, determination as to reasonableness of expenses must be made in the manner specified in clause (c) of the preceding sentence for the selection of special legal counsel. In the event a determination is made under this Section 10.4 that the Indemnitee has met the applicable standard of conduct as to some matters but not as to others, amounts to be indemnified may be reasonably prorated.

10.5     Advancement  of  Expenses.  Reasonable  expenses (including court costs
         -------------------------
and attorneys' fees) incurred by an Indemnitee who was or is a witness or was, is or is threatened to be made a named defendant or respondent in a Proceeding shall be paid by the Company at reasonable intervals in advance of the final disposition of such Proceeding, and without making any of the determinations specified in Section 10.4, after receipt by the Company of (a) a written affirmation by such Indemnitee of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company under this Article and (b) a written undertaking by or on behalf of such Indemnitee to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized in this Article. Such written undertaking shall be an unlimited obligation of the Indemnitee but need not be secured and it may be accepted without reference to financial ability to make repayment. Notwithstanding any other provision of this Article, the Company may pay or reimburse expenses incurred by an Indemnitee in connection with his appearance as a witness or other participation in a Proceeding at a time when he is not named a defendant or respondent in the Proceeding.

10.6     Employee  Benefit  Plans.  For  purposes  of  this Article, the Company
         ------------------------
shall be deemed to have re-quested an Indemnitee to serve an employee benefit plan whenever the performance by him of his duties to the Company- also imposes duties on or otherwise involves services by him to the plan or participants or beneficiaries of the plan. Excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall be deemed fines. Action taken or omitted by an Indemnitee with respect to an employee benefit plan in the performance of his duties for a purpose reasonably believed by him to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Company.

10.7     Other  Indemnification  and Insurance.  The indemnification provided by
         -------------------------------------
this Article shall (a) not be deemed exclusive of, or to preclude, any other rights to which those seeking indemnification may at any time be entitled under the Company's Articles of Incorporation, any law, agreement or vote of shareholders or disinterested Directors, or otherwise, or under any policy or policies of insurance purchased and maintained by the Company on behalf of any Indemnitee, both as to action in his Official Capacity and as to action in any other capacity, (b) continue as to a person who has ceased to be in the capacity by reason of which he was an Indemnitee with respect to matters arising during the period he was in such capacity, (c) inure to the benefit of the heirs, executors and administrators of such a person and (d) not be required if and to the extent that the person otherwise entitled to payment of such amounts hereunder has actually received payment therefor under any insurance policy, contract or otherwise.

10.8     Notice.  Any indemnification of or advance of expenses to an Indemnitee
         ------
in accordance with this Article shall be reported in writing to the shareholders of the Company with or before the notice or waiver of notice of the next shareholders' meeting or with or before the next submission to shareholders of a consent to action without a meeting and, in any case, within the 12-month period immediately following the date of the indemnification or advance.

10.9     Construction.  The  indemnification  provided by this  Article shall be
         ------------
subject  to  all  valid  and  applicable  laws,  including, without  limitation,
Article 2.02-1 of the Texas Business Company Act, and, in the event this Article or any of the provisions hereof or the indemnification contemplated hereby are found to be inconsistent with or contrary to any such valid laws, the latter shall be deemed to control and this Article shall be regarded as modified accordingly, and, as so modified, to continue in full force and effect.

10.10     Continuing  Offer,  Reliance, etc.  The provisions of this Article (a)
          ----------------------------------
are for the benefit of, and may be enforced by, each Indemnitee of the Company, the same as if set forth in their entirety in a written instrument duly executed and delivered by the Company and such Indemnitee and (b) constitute a continuing offer to all present and future Indemnitees. The Company, by its adoption of these Bylaws, (x) acknowledges and agrees that each Indemnitee of the Company has relied upon and will continue to rely upon the provisions of this Article in becoming, and serving in any of the capacities referred to in
Section 10.1(a) of this Article, (y) waives reliance upon, and all notices of acceptance of, such provisions by such Indemnitees and (z) acknowledges and agrees that no present or future Indemnitee shall be prejudiced in his right to enforce the provisions of this Article in accordance with their terms by any act or failure to act on the part of the Company.

10.11     Effect  of  Amendment.  No  amendment,  modification or repeal of this
          ---------------------
Article or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitees to be indemnified by the Company, nor the obligation of the Company to indemnify any such Indemnitees, under and in accordance with the provisions of the Article as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

                                   ARTICLE 11.

                                 TAKEOVER OFFERS

     In the event the Company receives a takeover offer, the Board of Directors shall consider all relevant factors in evaluating such offer, including, but not limited to, the terms of the offer, and the potential economic and social impact of such offer on the Company's stockholders, employees, customers, creditors and community in which it operates.

                                   ARTICLE 12.

                                     NOTICES

12.1     General.  Whenever  these  Bylaws  require  notice  to any Stockholder,
         -------
director, officer or agent, such notice does not mean personal notice. A person may give effective notice under these Bylaws in every case by depositing a writing in a post office or letter box in a postpaid, sealed wrapper, or by dispatching a prepaid telegram addressed to such Stockholder, director, officer or agent at his address on the books of the Company. Unless these Bylaws expressly provide to the contrary, the time when the person sends notice shall constitute the time of the giving of notice.

12.2     Waiver  of Notice. Whenever the law or these Bylaws require notice, the
         -----------------
person entitled to said notice may waive such notice in writing, either before or after the time stated therein.

                                   ARTICLE 13.

                                  MISCELLANEOUS

13.1     Facsimile  Signatures.  In  addition to the use of facsimile signatures
         ---------------------
which these Bylaws specifically authorize, the Company may use such facsimile signatures of any officer or officers, agents or agent, of the Company as the Board or a committee of the Board may authorize.

13.2     Corporate  Seal.  The  Board may provide for a suitable seal containing
         ---------------
the name of the Company, of which the Secretary shall be in charge. The Treasurer, any Assistant Secretary, or any Assistant Treasurer may keep and use the seal or duplicates of the seal if and when the Board or a committee of the Board so directs.

13.3     Fiscal  Year.  The Board shall have the authority to fix and change the
         ------------
fiscal  year  of  the  Company.

                                   ARTICLE 14.

                                   AMENDMENTS

     Subject to the provisions of the Articles of Incorporation, the Stockholders or the Board may amend or repeal these Bylaws at any meeting.

     The undersigned hereby certifies that the foregoing constitutes a true and correct copy of the Bylaws of the Company as adopted by the Directors on the 2nd day of September, 1999.

     Executed  as  of  this  2nd  day  of  September,  1999.

                              /s/ Rebekah Laird Ruthstrom
                              -------------------------------------------
                              Rebekah Laird Ruthstrom, Secretary

Exhibit 23

R. E. BASSIE & CO.
CERTIFIED PUBLIC ACCOUNTANTS

6671 Southwest Freeway, Ste 550
Houston, Texas 77074-2220
Tel: (713) 272-8500 Fax: (713) 272-8515
E-Mail: Rebassie@aol.com




                          INDEPENDENT AUDITORS' CONSENT
                          -----------------------------



We consent to the use in this Registration Statement of Unlimited Coatings Corporation on Form 10-SB/12G of our report dated March 12, 2004, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Registration Statement.


     /s/  R.  E.  Bassie  and  Co.


Houston,  Texas
August  23,  2004

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